IMPRESO, INC.
655 Southwestern Boulevard
Coppell, Texas 75019

April 20, 2005

United States Securities and Exchange Commission           Via Facsimile and First Class Mail
Attention: Jean Yu
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Ms. Yu,

In response to your letter dated March 24, 2005:

Form 10-K for the fiscal year ended August 31, 2004

Item 6. Selected Financial Data, page 14

1.	In all relevant future filings, Registrant will briefly describe or cross-reference pertinent discussions to information in the selected financial data for any factors which may materially affect the comparability of the information in the table. Below is an example of the proposed disclosure.

SELECTED FINANCIAL DATA (a)
Years Ended August 31,

	2000	2001	2002	2003	2004 (b)
Operations Data:
Net Sales	$73,098,956	$94,177,290	$119,525,362	$117,222,957	$103,989,229
Net Income (loss)	931,317	1,246,945	1,676,442	617,831	1,013,595

Earnings (loss) per Common share:
Net Income (loss)	0.18	0.24	0.32	0.12	.19

Consolidated Balance Sheet Data:
Total assets	39,383,548	62,202,597	66,971,864	56,336,300	52,072,238
Long-term debt (excluding current maturities)	3,782,079	6,328,454	10,609,790	9,571,934	8,391,917
Stockholders’ Equity	$13,504,590	$14,712,643	$16,416,612	$17,040,890	18,054,485

(a)	This schedule should be read in conjunction with our audited Consolidated Financial Statements and related notes thereto.

(b)	Earnings per share increase partially due to a non-recurring event, a deferred gain benefit resulting from the sale of our California facility. See Form 10-K for the year ended August 31, 2004, page F-10, Other Expense (Income), Net.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Revenue Recognition, page 15

2.	Registrant assesses the likelihood of collecting credit accounts prior to revenue recognition. Customers’ credit backgrounds are checked through industry associations and D & B credit reports prior to Registrant extending credit. Those customers that are entities which insulate the principals from liability and have less desirable credit ratings are given an option to have a primary individual execute a personal guarantee. In accordance with Staff Accounting Bulletin Topic 13, these activities reasonably assure that the sale is collectible.

Registrant reserves 1/2% of monthly sales as a bad debt reserve. This percentage is based upon historical trends. Consistent monitoring of the accounts receivable allows us to determine if a customer is slow paying. If this occurs we reorder an updated D&B report and check with other vendors of the customer to see if there may be a slow pay trend. If this is the case we will pressure the customer for payment, lower their credit limit or put the customer on credit hold. By monitoring these specific accounts it allows us to re-evaluate our bad debt reserve and adjust as appropriate. We also monitor larger customers’ public information to assess financial status, any indications of financial weakness prompt immediate action to monitor their account. If through our monitoring process we feel there may be additional exposure, we increase our reserve accordingly.

In all relevant future filings, Registrant will expand its disclosure in the MD&A and in the notes to the consolidated financial statements to clarify our revenue recognition policy. Below is an example of the proposed disclosure.

We record sales of hard copy imaging and bottled water products when products are shipped to customers. We assess the likelihood of collecting credit accounts prior to revenue recognition and are reasonably assured a majority of the sales are collectible due to our credit policies and collection methods. The Company reserves 1/2% of monthly sales as a bad debt reserve. This percentage is based upon historical trends. Consistent monitoring of the accounts receivable allows us to determine if an account’s collection is becoming compromised. We reinvestigate delinquent customers to see if there may be a slow pay trend or economic condition affecting this customer. Subsequent to reinvestigation, we evaluate our bad debt reserve and if the information reflects additional exposure, we increase our reserve accordingly. Hotsheet.com, Inc. generates its revenue by click through fee advertising revenues and commissions earned. Click through fees are generated when traffic is sent from the Hotsheet.com website, via a link, to a vendors website. Commissions are generated when the linked traffic makes purchases. The revenue is recognized upon receipt.

Inventories, page 16

3.	Registrant’s return policy for hard copy imaging and bottled water products is to accept product back for full credit if the product was shipped in error or for product that fails to meet acceptable quality standards. This credit will include the cost of the product and all associated shipping charges. Registrant may authorize damaged or quality-related product to be scrapped rather than incurring return freight costs back to a plant or warehouse facility. Authorization for scrapped product will include credit for the cost of the product and outbound freight charges against the original invoice. Returns of this nature must comply with the following: return authorization is valid for 30 days only; claims must be submitted to Registrant customer service within one week of product being delivered;

Registrant will not accept collect shipments on product being returned; and samples of defective product must be sent to the Customer Service Returns Coordinator for evaluation and disposition of product.

Registrant will also accept hard copy imaging product back for credit subject to a restocking charge (20% on Impreso brand; 30% on IBM brand) for product that is in re-saleable condition, returned within 4 months of original purchase and has not been discontinued from the product line. Return freight costs are the responsibility of the customer. Original invoice charges such as minimum handling charge, UPS charge, outbound freight, etc. will not be reimbursed as part of the credit adjustment. Products with a shorter shelf-life, such as carbonless paper and thermal products must be returned within 3 months of original purchase.

Once a return has been authorized and the product returned to Registrant’s warehouse or plant, the customer is issued a credit, according to the type of return, against their account. This credit is then booked to the returns and allowances account and a reduction in revenue is taken.

Registrant’s revenue recognition policy meets all six conditions of paragraph 6 of FAS No. 48 as outlined below. A) Registrant quotes a price to buyer, and if buyer accepts by placing an order, the sales price is fixed at the quote, therefore price is determinable at the date of sale. B) Registrant bills buyer when product is shipped. Buyer is obligated to pay Registrant within the terms of the sale, usually a 30, 60, or under rare situations, 90 days. There are no explicit or implicit agreements between the parties that the buyer does not have to pay according to the terms of the sale. There are no contractual agreements that the buyer’s obligation to pay is dependant upon buyer’s resale to the end user. C) The risk of loss passes to the buyer upon delivery. D) All of Registrant’s customers are unaffiliated and economically independent from Registrant, and can exist without purchasing Registrant’s products and obtaining Registrant’s extension of terms. E) Registrant is not responsible to any buyers to assist in the resale of Registrant’s products by buyer to end user. F) The amount of future returns of hard copy imaging products can be reasonably estimated due to the non perishable nature of the goods, the modest return periods, the commodity nature of a majority of the products, the high multiple of buyer’s inventory turns due to the consumable nature of Registrant’s products, and the substantial penalty of the restocking charge (buyer has incentive to discount and sell instead of returning). The amount of future returns of water products can be reasonably estimated by average industry quality failure rates for water bottling facilities and internal failure rates for order errors.

In all relevant future filings, Registrant will expand in its disclosure the nature and significant terms of our product return policy. Below is an example of the proposed disclosure

We record reductions in revenue when products are returned. Returns and allowances are monitored based on a historical percentage of sales. Our return policy is to accept product back for full credit if the product was shipped in error or for product that fails to meet acceptable quality standards. This credit will include the cost of the product and all associated shipping charges. Returns of this nature must comply with the following: return authorization is valid for 30 days only; claims must be submitted to customer service within one week of product being delivered; We will not accept collect shipments on product being returned; and samples of defective product must be sent to the Customer Service Returns Coordinator for evaluation and disposition of product.

We will also accept hard copy imaging product back for credit subject to a restocking charge (20% on Impreso brand; 30% on IBM brand) for product that is in re-saleable condition, returned within 4 months of original purchase and has not been discontinued from the product line. Return freight costs are the responsibility of the customer. Original invoice charges such as minimum handling charge, UPS charge, outbound freight, etc. will not be reimbursed as part of the credit adjustment. Products with a shorter shelf-life, such as carbonless paper and thermal products must be returned within 3 months of original purchase.

Once a return has been authorized and the product returned to our warehouse or plant, the customer is issued a credit, according to the type of return, against their account. This credit is then booked to the returns and allowances account and a reduction in revenue is taken.

Results of operations, page 17

4.	IBM is not a customer. IBM is a Trademark Licensor to Registrant. Registrant pays IBM a royalty for the use of the brand. The termination of the IBM trademark agreement did not impact our assumptions and estimates in analyzing the impairment to our long lived assets. Substantially all of the products Registrant sold under the IBM brand are also sold under the Impreso brand. Registrant has initiated a condensed marketing program to convert Registrant’s customers who were purchasing our IBM branded products to our proprietary brand, Impreso. All long lived assets associated with the manufacture of the IBM branded products will continue to be utilized, and therefore will be accounted for in the same manner, to produce Impreso branded products.

The product which comprised the loss of sales to Staples was continuous feed business forms. Staples continues to stock this product, but choose another supplier. Registrant has been adding distribution centers of another large purchaser of this product, and believes it will replace the Staples business at the same or greater levels in fiscal 2005-2006.Although the continuous feed business forms market is mature and declining, there are also significantly fewer suppliers. The loss of the Staples business and the declining market for continuous feed business forms has not altered our impairment analysis to our long lived assets associated with the conversion of this product. Our significant assumptions and estimates used in the analysis are: All of the continuous feed business forms equipment was purchased in the 1980’s and 1990’s, and prior to expanding or contracting the number of machines, Registrant has added or reduced additional shifts to accommodate production work loads, therefore Registrant does not have an large quantity of machines that become idle at the same time. Although these machines were built to last decades, Registrant fully depreciated this equipment in 7 years and these assets are held at salvage value. There are still thousands of large impact printers in operation across the United States and in other countries that utilize continuous feed business forms. These printers were also built to last decades. The decline of the continuous feed business forms market in the United States, and our share of that market may stabilize, due to a floor on the number of businesses willing to invest, prior to the end of the equipments purchase cycle, in newer technology and the dwindling number of suppliers. The equipments’ useful life span is greater than the demand for our nationally distributed product. As the machinery utilized by Registrant becomes inactive, Registrant solicits its sale in international markets. Foreign, less developed countries specifically seek out machines such as these with long life spans and value oriented purchase prices for export to support the large impact printers they are purchasing used from US sources.

In all relevant future filings, Registrant will expand its disclosure on significant events affecting liquidity, capital resources, and results of operations. Below is an example of the proposed disclosure.

On December 1, 2004 TST and IBM terminated the Trademark Licensee Agreement. Net sales and revenue attributable to IBM branded products will gradually decline until the agreement is concluded in August

2005. Substantially all of the products we sell under the IBM brand are also sold under the Impreso brand. We have initiated a condensed marketing program to convert our customers who were purchasing our IBM branded products to our proprietary brand, Impreso. Therefore, we believe that any quantity of lost or lower margin sales should not materially impact our liquidity, capital resources and results of operations due to this event.

The cessation of sales of continuous business forms to a significant customer has had a material impact on our net sales and revenues, and adversely affected our liquidity, capital resources and results of operations. We are currently working to replace this business with other volume purchasers of this product. We have also been successful in introducing other product lines to this customer and will continue to try and recapture the sale of continuous business forms to this company. Management believes that we can increase net sales of all of our products to replace the volume of continuous forms sold to this one customer within two years of the loss.

The decline in continuous feed business forms has not yet materially impacted our net sales and revenues. Management has compensated for the maturity and decline of this hard copy imaging category by branching into other hard copy imaging products such as cut sheet, value added, and add roll products to replace the lost revenue from the sales of continuous feed products. The most recent addition to our product line, a complimentary item to hard copy imaging products for office products distributors, is bottled spring water which started generating sales in the first part of fiscal 2005. Bottled spring water did not utilize our existing equipment and during the start up phase necessitated the acquisition of new facilities and equipment, thereby depleting capital resources and reducing liquidity. This, combined with other events, collectively adversely impacted operations. However, the long term investment in this product category will maximize the efficiency of our selling force, administration, and distribution infrastructure due to opposite seasonal cycles of consumption. Whereas in the summer months, hard copy imaging products may slow, the bottled water business is at its peak.

Liquidity and Capital Resources, page 18

5.	In all relevant future filings, Registrant will expand its discussion and analysis of known trends and uncertainties with regard to Registrant’s liquidity and capital resources, and whether Registrant’s past performance is indicative of Registrant’s future performance. The answer to Question 8 is an example of the proposed disclosure.

6.	In all relevant future filings, Registrant will expand its discussion of reasons for significant changes and trends of cash flows generated by operating, investing and financing activities. The answer to Question 8 is an example of the proposed disclosure.

7.	In all relevant future filings, Registrant will expand its discussion of liquidity on a long term basis. The answer to Question 8 is an example of the proposed disclosure.

8.	In all relevant future filings, Registrant will expand its discussion of planned capital expenditures and related financing sources, including but not limited to Alexa Springs start up costs. Below is an example of the proposed disclosure.

Liquidity and Capital Resources

We define liquidity as the ability to generate adequate funds to meet our operating and capital needs. Our cash requirements are primarily for working capital, capital expenditures, and interest and principal payments on our debt and capital lease obligations. Historically, these needs for cash have been met by cash flows from operations and borrowings under our revolving credit facility.

Effective December 14, 2004, TST amended its loan agreement with a commercial financial corporation to increase its available borrowings under its line of credit. The amended agreement provides for a $15 million line of credit and an inventory sub-limit of $12 million. The amended loan, which matures November 2005, is secured by, among other things, inventory, trade receivables, and equipment.

Available borrowings under this line of credit, which accrued interest at prime plus the applicable prime rate margin (5.25 % and 4.25%, respectively, at February 28, 2005), are based upon specified percentages of eligible accounts receivable and inventories. As of February 28, 2005, there was a $3.1 million borrowing capacity remaining under the $15 million revolving line of credit, adequate available capital to operate our business.

Borrowings under our line of credit increased from $6.9 million at August 31, 2004, to $10.7 million at February 28, 2005, an increase of $3.8 million, or 56%. The increased borrowing primarily resulted from an increase in inventory and start up costs associated with our new bottled spring water operations.

Working capital increased to $14.5 million as of February 28, 2005, from $12.7 million at August 31, 2004. This represented an increase of 14.2%. This increase is primarily attributable to the increase in our inventories.

Net Cash Provided by/Used in Operating, Investing, and Financing Activities

Our operating activities used $4 million of cash in the six month period ended February 28, 2005 and provided $9.6 million in cash in the six month period ended February 29, 2004. Operating cash flows for the six month period ended February 28, 2005 was used primarily for purchases of inventory.

Cash used in investing activities was $690,000 for the six month period ended February 28, 2005. Cash used in investing activities was $92,000 for the six month period ended February 29, 2004. Cash used in investing activities for the six month period ended February 28, 2005, was due to expenditures for property, plant and equipment, offset by proceeds from asset dispositions.

Cash provided by financing activities was $5.3 million for the six month period ended February 28, 2005. Cash used by financing activities was $9 million for the six month period ended February 29, 2004. Cash provided by financing activities for the six month period ended February 28, 2005, was due to increased borrowings on our line of credit and financed expenditures associated with our new bottled spring water operations.

Capital Expenditures

During the six month period ended February 28, 2005, we incurred capital expenditures of $600,000, consisting of equipment purchases associated with our new bottled spring water operations. An additional $ 131,000 was related to equipment purchases for our hard copy imaging operations. During the six month period ended February 29, 2004, we spent $95,000 on capital expenditures on building improvements of our California facility to make it ready for sale. We plan to make total capital expenditures of approximately$1.2 million during fiscal 2005.

Future Liquidity

The cessation of sales of continuous business forms to a significant customer, which increased our inventory due to long lead times in purchasing raw materials and decreased our receivables; the issuance of debt to finance our expansion in Itasca, Il,; the occupation of a leased facility in Chambersburg, PA, which resulted in two empty mortgaged buildings since July 2004, and start up operations at our spring water bottling facility, adversely impacted our liquidity and capital resources in the six month period ended February 28, 2005. The inventory is being converted to cash, and management anticipates a new customer, who has been adding new distribution centers for receipt of our products monthly, will equal or exceed the lost significant customer’s purchases. Although management anticipates the sale of the two empty buildings by July 2005, no contracts have been offered. The water bottling facility is operating and we are selling water product. Absent unforeseen circumstances these known trends and uncertainties indicates that our performance should start improving in our fiscal 2005 year.

Based upon current levels of operations and planned improvements in our operating performance, management believes that cash flow from operations together with liquidation of our building and inventory, and available borrowings under our revolving line of credit will be adequate to meet our anticipated requirements for working capital and debt service through the end of fiscal 2005.

Our current level of indebtedness affects our ability to obtain additional financing or react quickly to changes in our industry. We will continue to assess our liquidity position and potential sources of supplemental liquidity in light of our operating performance and other relevant circumstances. Should we determine, at anytime, that it is necessary to seek additional short-term liquidity, we will evaluate our alternatives and take appropriate steps to obtain sufficient additional funds. There can be no assurance that any additional financing will be available if needed, or, if available, will be on acceptable terms. We have not identified any sources of long term liquidity.

As of February 28, 2005, we did not own derivative or other financial instruments for trading or speculative purposes. We do not use financial instruments and, therefore, the implementation of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” did not have a material impact on our financial position or results of operations.

Item 7A-Quantitative and Qualitative Disclosures About Market Risk, page 20

9.	In all relevant future filings Registrant will present material quantitative disclosures about market risk in a proscribed format. Our auditors have advised that our market risk is currently not material.

We are not exposed to market risks such as foreign currency exchange rates, but are exposed to risks such as variable interest rates. Market risk is the potential loss arising from adverse changes in market prices and rates. Our subsidiaries do not have supply contracts with any of their foreign vendors. All foreign vendors are paid in United States currency. In addition, TST’s international sales of finished goods are insignificant. Accordingly, there are not sufficient factors to create a material foreign exchange rate risk; therefore, we do not use exchange commitments to minimize the negative impact of foreign currency fluctuations.

We had both fixed-rate and variable-rate debts as of February 28, 2005. The fair market value of long-term variable interest rate debt is subject to interest rate risk. Our exposure to interest risks is not material. Generally the fair market value of variable interest rate debt will decrease as interest rates fall and increase as interest rates rise.

The estimated fair value of our total long-term fixed rate and floating rate debt approximates carrying value. Based upon our market risk sensitive debt outstanding at February 28, 2005, there was no material exposure to our financial position or results of operations.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

10.	In future filings Registrant will present all the items on the Statement of Cash Flows in a consistent manner to provide comparability between periods.

Attached and marked Exhibit A is a draft of page 4 of the February 28, 2005 Form 10-Q with an example of the proposed disclosure.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

11.	Water products manufactured by Alexa Springs, Inc. will be sold to TST/Impreso, Inc. in an inter-company transaction. The water products revenue recognition policy is the same as Registrant’s hard copy imaging products revenue recognition policy.

In all relevant future filings, Registrant will expand its disclosure in the MD&A and in the notes to the consolidated financial statements to clarify our revenue recognition policy.

The answer to comment # 2 is an example of the proposed disclosure

Commissions and Rebates, page F-10

12.	Registrant’s previous treatment of rebates, advertising allowances, and commissions were recorded as a cost of sale. In Registrant’s Form 10-K for the year ended August 31, 2004, in accordance with EITF No. 01-9, Registrant re-classed the 2002 and 2003 rebates, which are volume incentives paid to customers, to a reduction of sales. Advertising allowances, which are to pay for advertising costs incurred by our customers to promote our products, were re-classed to selling, general, and administrative expenses. The note to the condsolidated financial statements stated that sales commissions, which are paid to outside, independent sales representatives, were re-classed to selling, general, and administrative expenses, but this was an inaccurate statement. Sales commissions remained in cost of goods sold..

Rebates paid to certain customers are calculated based on a percentage of sales on a monthly basis. Advertising Allowances are designed for each customer to market Registrant’s products to the end user. Some incentives are based on the volume of purchases and adjusted quarterly if these volumes are not met. Commissions paid to independent sales representatives are calculated based on the dollar volume of sales generated and in some instances a volume quota must be met also. These commissions are accrued for on a monthly basis and adjusted quarterly if quotas are not met.

The advertising allowances provided to our customers is not recorded as a reduction of revenue due to this allowance meeting both of the conditions prescribed that rebut the presumption that a cash consideration from vendor to customer is presumed to be a reduction of the selling price of the product. First, Registrant receives an identifiable benefit sufficiently separable from the primary transaction. The benefit is TV, catalog, newspaper, and internet advertising. Although Registrant can enter into a transaction with another party to accomplish this business expense, the efficiency, targeted audience, added exposure, and sharing of costs exponentially increases the expenditure’s effectiveness. Therefore, the second prong, the vendor can estimate the costs and the benefit must be greater than the allowance, is also satisfied.
Sales commissions are not recorded as a reduction to sales because they are not cash consideration paid to customers.

In all relevant future filings Registrant will expand and revise its disclosure to disclose the nature of the various incentives provided to Registrant’s customers. Below is an example of the proposed disclosure.

Rebates, Advertising Allowances, and Independent Sales Commissions

The Company accrues for rebates and advertising allowances paid to certain customers; and commissions paid to independent sales representatives, based on specific contractual agreements. These accruals are calculated based upon the volume of purchases by customers and sales by independent sales representatives, which are adjusted monthly to reflect increases and decreases.

For the three months ended February 29, 2004 and February 28, 2005, we recorded customer rebates in the amount of $998,000 and $847,000, respectively. For the six months ended February 29, 2004 and February 28, 2005, we recorded customer rebates in the amount of $2.4 million and $2.3 million, respectively. The customer rebates are recorded as a decrease to sales.

For the three months ended February 29, 2004 and February 28, 2005, we recorded advertising allowances in the amount of $288,000 and $194,000, respectively. For the six months ended February 29, 2004 and February 28, 2005, we recorded advertising allowances in the amount of $559,000 and $524,000, respectively. The advertising allowances are recorded as an SG&A expense.

For the three months ended February 29, 2004 and February 28, 2005, we recorded independent sales commissions in the amount of $72,000 and $50,000, respectively. For the six months ended February 29, 2004 and February 28, 2005, we recorded independent sales commissions in the amount of $139,000 and $130,000, respectively. The independent sales commissions are recorded in cost of goods sold.

Consolidated Statements of Operations, page F-5
Other Expense (Income), page F-10

13.	In all relevant future filings Registrant will separately quantify and present the gain on sales of assets, and expenses associated with the California buildings as components of operating income for each period presented versus non-operating items.

Attached and marked Exhibit B is a draft of page 3 of the February 28, 2005 Form 10-Q with an example of the proposed disclosure.

Note 7. TST’s Equipment Lease Agreements, page F-16

14.	In all relevant future filings Registrant will disclose material equipment and real estate operating leases significant terms. Below is an example of the proposed disclosure.

Real Estate and Equipment Lease Agreements:

TST is obligated under operating leases, which expire at various dates through 2017. Rental expenses under these operating leases were $955,966, $461,946 and $263,313 for the years ended August 31, 2004, 2003 and 2002, respectively. These expenses do not include the in-out public warehouse charges, which are assessed on each box or pallet as it is brought into and out of the warehouse. Future annual minimum lease payments as of August 31, 2004, are as follows:

2005	$1,191,222
2006	1,164,858
2007	1,159,646
2008	1,143,980
2009	1,031,344
Thereafter	6,306,681

$11,997,731

In April 2004, the Company sold its two adjacent buildings in Fontana, California to an unrelated party as part of a sales-leaseback transaction. The transaction has been accounted for as a sale, although the gain associated with the sale has been deferred in accordance with sales-leaseback accounting and is being amortized over 60 months, which represents the life of each the lease agreements. Both leases have annual rent escalations based upon a formula utilizing the Consumer Price Index and capped each year at 1.75%, and gives the Company an option to renew under substantially the same terms and conditions for a period of 2,3, or 5 years.

The Company’s other material lease agreement is for the Chambersburg, Pennsylvania plant. The essential provisions of this real estate lease are a term of thirteen years with an option to renew for an additional seven; and rent escalations at the beginning of years 6, 11, 14, and 16, in defined amounts. This lease has been accounted for on a straight-line basis.

Note 8. Commitments and Contingencies, page F-17

15.	The fraudulently diverted funds were recorded in the Registrant’s consolidated financial statements of fiscal years ended August 31, 2001, 2002 and 2003 as salary expense. The person who diverted the funds was the payroll administrator and included these funds as part of the monthly payroll expense. The partial reimbursement from the insurance company for the theft claim is recorded as a separate line item under other income.

In all relevant future filings Registrant will disclose how the amounts associated with the loss from the fraudulently diverted funds was recorded in the Registrant’s consolidated financial statements. Below is an example of the proposed disclosure.

On November 5, 2003, the Company discovered the Company’s payroll administrator was fraudulently diverting Company funds into her personal bank accounts. The investigation revealed a loss of approximately $627,000 over a period starting in September 2000 until October 2003. In November 2004, the Company and the insurer at the time the loss was discovered executed a partial settlement without waiving each party’s rights to proceed to suit or defend on the balance of the Company’s losses.

Management believes recent legal developments could be persuasive in litigating different interpretations of defined terms within the policy, and therefore recovering the balance of up to $500,000 of the Company’s claim as filed with the Insurer. The fraudulently diverted funds were recorded in the Registrant’s consolidated financial statements for fiscal years ended August 31, 2001, 2002 and 2003, as salary expense. Partial reimbursement from the insurance company and the embezzler is recorded as a separate line item under other income, embezzlement recovery, in the Form 10-Q, for the three month and six month periods ended February 28, 2005.

Form 10-Q for the Quarterly Period Ended November 30, 2004

16.	In all relevant future 10-Q filings Registrant will comply with the comments on the Form 10-K for the year ended August 31, 2004.

If you have any questions on any of the above responses, please call me at (972) 462-0100 ext 1117

Sincerely,

/s/ Tammy Yahiel
Tammy Yahiel
General Counsel

cc:	Marshall Sorokwasz, President Susan Atkins, CFO Paul Oetter, Blackman Kallick Bartelstein, LLP

EXHIBIT A

IMPRESO, INC. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	February 28,	February 29,
	2005	2004
Cash Flows From Operating Activities:
Net (loss) income	$(1,969,054)	$744,456
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities–
Depreciation and amortization	723,631	726,351
(Decrease) increase in Provision for Losses of Receivables	(102,262)	(138,674)
Decrease in Provision for Losses of Inventory	(987)	(11,438)
Gain on sale of property, plant and equipment	(101,909)	—
Decrease(Increase) in Deferred income taxes	270,752	(138,557)
Decrease in trade accounts receivable	2,896,252	634,648
Increase in receivable from IRS	(1,233,373)	—
(Increase) Decrease in inventory	(3,215,843)	6,900,392
Increase in prepaid expenses and other	(33,812)	(157,667)
(Decrease) Increase in accounts payable	(1,497,907)	535,262
Increase in accrued liabilities	267,746	514,732

Net cash (used in) provided by operating activities	(3,996,766)	9,609,505
Cash Flows From Investing Activities:
Additions to property, plant and equipment	(731,276)	(94,973)
Proceeds from sale of property, plant and equipment	41,000	3,328

Net cash used in investing activities	(690,276)	(91,645)
Cash Flows From Financing Activities:
Net borrowings (repayments) on line of credit	3,828,085	(8,575,751)
Principal payments on prepetition debt	(4,180)	(4,014)
Principal borrowings (payments) on post-petition debt	1,484,636	(439,705)

Net cash provided by (used in) financing activities	5,308,541	(9,019,470)

Net Increase in cash and cash equivalents	621,499	498,389
Cash and cash equivalents, beginning of period	173,313	95,129

Cash and cash equivalents, end of period	$794,812	$593,518

The accompanying notes are an integral part of the condensed consolidated financial statements.

4

EXHIBIT B

IMPRESO, INC. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
Net sales	$18,629,137	$25,762,472	$38,605,771	$52,489,187
Cost of sales	18,072,991	22,754,614	37,069,767	46,100,568

Gross profit	556,146	3,007,858	1,536,004	6,388,619
Gain on sale of assets	(42,685)	—	(101,909)	—
Selling, General and administrative expenses	2,092,286	2,265,260	4,378,136	4,547,254

Operating (loss) Income	(1,493,455)	742,598	(2,740,223)	1,841,365
Other expenses (income):
Interest expense	339,332	295,083	578,262	632,097
Embezzlement recovery	(37,527)	—	(290,840)	—
Other income, net	(28,749)	715	(107,969)	(6,154)

Total other expense	273,056	295,798	179,453	625,943
(Loss) income before income tax expense	(1,766,511)	446,800	(2,919,676)	1,215,422
Income tax (benefit) expense:
Current	(1,227,623)	224,522	(1,221,373)	540,245
Deferred	670,130	(39,962)	270,752	(69,279)

Total income tax (benefit) expense	(557,493)	184,560	(950,621)	470,966
Net (loss) income	$(1,209,018)	$262,240	(1,969,055)	$744,456

Net (loss) income per share (basic and diluted)	$(0.23)	$0.05	$(0.37)	$0.14

Weighted average shares outstanding	5,278,780	5,278,780	5,278,780	5,278,780

The accompanying notes are an integral part of the condensed consolidated financial statements.

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